SINA Corporation

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

August 20, 2014

VIA EDGAR

Ms. Barbara Jacobs, Assistant Director

Ms. Ji Kim, Staff Attorney

Mr. Patrick Gilmore, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)
Filed on April 29, 2013 (File No. 000-30698)

Dear Ms. Jacobs, Ms. Kim, Mr. Gilmore and Ms. Kindelan:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 6, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2013 Form 20-F.  The Staff’s comments are repeated below and are followed by the Company’s responses thereto.  All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2013 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3. Key Information

D. Risk Factors

Risks Related to Doing Business in China

“The Chinese government may prevent us from advertising...,” page 26

1.                                      Please tell us, with a view toward future disclosure, how the regulation and censorship of information disseminated over the internet in China has impacted your user base, your users’ engagement with your platform and your ability to monetize your users’ activity and whether regulation and censorship has negatively impacted your brand or reputation. To the extent material, consider including a discussion of regulation and censorship in China and its impact on your results of operations under Item 5. Operating and Financial Review and Prospects in future filings.

The Company respectfully advises the Staff that risks and uncertainties due to government regulations and policies have been disclosed in the Risk Factors section currently on page 26 of the 2013 Form 20-F. Should there be further developments in regulations, policies or implementation practices, the Company will update disclosure in its future filings.

Nonetheless, the Company is not able to quantify the impact of the government regulations and policies on its user base, user engagement or monetization ability.  To date, the Company has not observed any measurable material adverse impact of the government regulations and policies on its user base, user engagement or user traffic, nor has there been measurable impact on the Company’s results of operations due to these regulations and policies.

Item 6. Directors and Senior Management

E. Share Ownership, page 100

2.                                      Footnote 6 disclaims beneficial ownership “except to the extent of his pecuniary interest.” Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. See General Instruction F to Form 20-F. Since Mr. Chao has the power to direct the voting or disposition of the shares, he is the beneficial owner even if he does not receive the economic benefit of the securities. Further, please disclose with whom Mr. Chao shares voting and investment power over the shares held by New Wave. Finally, please ensure that the beneficial ownership of the other principal shareholders also includes the power to receive economic benefit of the securities.

The Company respectfully advises the Staff that Mr. Chao holds 24% of total equity interest in New-Wave Investment Holding Company Limited (“New Wave”), and CITIC Capital MB Investment Limited and its affiliates, FV Green Alpha Three Limited, SCGF New Wave Limited and certain other individual shareholders hold the remaining interests in New Wave.  Mr. Chao holds a majority of the votes of the board of directors of New Wave.  Therefore, Mr. Chao may be deemed to have shared voting power and shared dispositive power over the shares held by New Wave.  In response to the Staff’s comments, the Company proposes to revise in its future filings on Form 20-F the footnote currently on page 101 of the 2013 Form 20-F as follows with the relevant data being updated (the revised part is italic and underlined), if the above board structure remains the same:

“(6) Includes 922,603 shares owned by New Wave Investment Holding Company Limited (“New Wave”), a British Virgin Islands Company partially owned by Mr. Chao, 190,653 shares held by Mr. Chao, and 194,860 shares issuable upon exercise of options exercisable within 60 days from March 31, 2014. Mr. Chao is a director and an executive officer of New Wave. Mr. Chao may be deemed to share voting power and dispositive power over the shares held by New Wave with other shareholders of New Wave, including CITIC Capital MB Investment Limited and its affiliates, FV Green Alpha Three Limited, SCGF New Wave Limited and certain other individual shareholders.”

Item 18. Financial Statements

Consolidated Statements of Comprehensive Income, page F-4

3.                                      Tell us how your current presentation of other comprehensive income complies with ASC 220-10-45-11 through 220-10-45-17. In this regard, it does not appear you disclose the changes in the accumulated balances for each component of other comprehensive income including amounts reclassified out of accumulated other comprehensive income, including each line item affected by the reclassification, and the related tax effects for each period presented. Please advise.

The Company respectfully advises the Staff that other comprehensive income (loss) includes unrealized gain (loss) on available-for-sale securities and currency translation adjustment.  No tax was recorded to other comprehensive income (loss) as these components of other comprehensive income (loss) were generated in jurisdictions where no tax was imposed on such income (loss).  The Company will clarify the tax impact related to its other comprehensive income in its future filings.  The change of each component of other comprehensive income was disclosed in the consolidated statements of shareholders’ equity.

The Company made reclassification adjustments between comprehensive income and other comprehensive income in accordance with ASC 220-10-45-15 to ASC 220-10-45-16A.  There were no reclassification adjustments related to foreign currency translation in the periods presented, and the reclassification adjustments related to the available-for-sale securities mainly resulted from the recognition of other-than-temporary impairment losses or sale of these securities.  The realized gain (loss) related to the available-for-sale securities have been disclosed in the Notes to Consolidated Financial Statements (Note 4 currently on page F-21 and F-22 of the 2013 Form 20-F).  The Company believes that it has substantially disclosed the information as required by ASC 220-10-45-11 through 220-10-45-17.

On the face of Consolidated Statements of Comprehensive Income (Loss) of 2013 Form 20-F, the figures of total comprehensive income are correct, although they were not disclosed on a gross basis.  In light of the Staff’s comments, the Company proposes to revise the disclosure to adjust the originally reported figures for reclassification between comprehensive income and other comprehensive income in its future filings on Form 20-F as follows:

“1)                               On the face of Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,
	2013	2012	2011
Net Income (loss)	43,830	31,855	(302,418)
Other comprehensive income (loss):
Change in Foreign currency translation adjustments (net of tax of nil, nil, and nil for 2013, 2012 and 2011 respectively)	21,307	(2,293)	22,227

Available-for-sale investments:
Change in Unrealized gain (loss) (net of tax of nil, nil, and nil for 2013, 2012 and 2011 respectively)	46,787	32,246	(74,161)
Less: reclassification adjustment for net gain (loss) included in net income (loss) (net of tax of nil, nil, and nil for 2013, 2012 and 2011 respectively)	—	(1,873)	50,904
Net change in unrealized gain (loss) on available-for-sale securities, net of tax	46,787	30,373	(23,257)
Total other comprehensive income (loss)	68,094	28,080	(1,030)
Comprehensive income (loss)	111,924	59,935	(303,448)

2)                                     In the Notes to Consolidated Financial Statements

Other comprehensive income (loss)

The following table summarizes the reclassification adjustments of other comprehensive income (loss):

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
Realized gain on available-for-sale investments (net of tax of nil, nil and nil for 2013, 2012 and 2011 respectively)	—	(10,245)	—
Investment impairment (net of tax of nil, nil and nil for 2013, 2012 and 2011 respectively)	—	8,372	50,904
Total reclassification adjustments	—	(1,873)	50,904

No tax was recorded to the other comprehensive income (loss) as such income (loss) was generated in jurisdictions where no tax was imposed on such income (loss).”

Notes to Consolidated Financial Statements

Note 11. Income Taxes

China, page F-30

4.                                      You indicate at the bottom of page F-32 that the valuation allowance on the deferred tax assets for the China operations mainly related to the allowance for doubtful accounts. Tell us your consideration of further clarifying this disclosure in future filings to explain, if true, that given the company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt, you believe it is more likely than not that the deferred tax assets will not be utilized, as noted in response to comment 5 in your letter dated August 29, 2013.

The Company respectfully advises the Staff that it plans to revise in its future filings on Form 20-F the relevant disclosure currently on page F-32 of 2013 Form 20-F as follows with the relevant data being updated (the revised part is italic and underline):

“As of December 31, 2013 and 2012, the Company provided full valuation allowance of the deferred tax assets for China operations mainly relates to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized.”

The Company will regularly review and assess its deferred tax assets and consider including additional discussion in the Company’s future filings if circumstance changes.

*                                         *                                         *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc:        Charles Chao, President and Chief Executive Officer, SINA Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP